Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                    INVESCO INTERNATIONAL GROWTH EQUITY FUND

A Special Meeting ("Meeting") of Shareholders of Morgan Stanley Institutional Fund, Inc. - International Growth Equity Portfolio was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)  Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                       Votes     Votes      Broker
Matter                                                    Votes For   Against   Abstain   Non-Votes
------                                                    ---------   -------   -------   ---------
(1)  Approve an Agreement and Plan of Reorganization ..   6,203,017    3,410       0          0